SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated February 28, 2019, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	12/31/2018	12/31/2017
Results of the period (nine-month period)	(5,447)	12,120
Attributable to:
Shareholders of the controlling company	(5,271)	9,762
Non-controlling interest	(176)	2,358

2. Other integral results of the period	in million ARS
	12/31/2018	12/31/2017
Other integral results of the period (nine-month period)	244	(4,415)
Attributable to:
Shareholders of the controlling company	(187)	(1,652)
Non-controlling interest	431	(2,763)

3. Total integral results of the period	in million ARS
	12/31/2018	12/31/2017
Total integral results of the period (nine-month period)	(5,203)	7,705
Attributable to:
Shareholders of the controlling company	(5,458)	8,110
Non-controlling interest	255	(405)

4. Equity details	in million ARS
	12/31/2018	12/31/2017
Share Capital	575	575
Treasury shares	4	4
Comprehensive adjustment of capital stock and of treasury shares	7,512	7,509
Additional paid-in capital	8,336	8,336
Premium for trading of treasury shares	45	43
Legal Reserve	278	278
Special Reserve (Resolution CNV 609/12)	5,390	5,390
Cost of treasury share	(104)	(108)
Changes in non-controlling interest	(3,033)	(2,794)
Reserve for share-based payments	128	134
Reserve for future dividends	970	970
Revaluation Surplus	60	-
Reserve for conversion	464	964
Special Reserve	40,955	3,435
Reserve for coverage instruments	30	11
Reserve for defined benefit plans	(178)	(123)
Other subsidiary reserves	61	61
Retained earnings	(19,169)	22,906
Shareholders’ Equity attributable to controlling company’s shareholders	42,324	47,591
Non-controlling interest	48,871	40,588
Total shareholder's equity	91,195	88,179

5. Adjustments of previous results	in million ARS
12/31/2018
Change in the valuation method of investment properties	(191)
Attributable to:
Shareholders of the controlling company	(188)
Non-controlling interest	(3)

Pursuant to Article 62 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 366,788,243 shares directly and indirectly (through Helmir S.A.), which represents 63.74% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Moreno 877, 23rd floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on December 31, 2018, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 208,675,558 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 36.26% of the issued share capital.

As of December 31,2018 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on December 31, 2018, the following can be highlighted:

●
From this quarter onwards, the Company releases its Financial Statements adjusted for inflation according to the rule IAS 29 and local regulations that set that companies using the Argentine peso as their functional currency must release Financial Statements adjusted for inflation since December 31, 2018. Thus, all non-monetary assets and liabilities, the Equity, as well as all comparative figures for previous quarters or fiscal years, have been adjusted to constant currency as of December 31, 2018.

●
Net result for the 6 month period of fiscal year 2019 reached a loss of ARS 5,447.0 million, 144.9% lower than the gain registered in the same period of 2018, mainly explained by lower results from changes in the fair value of investment properties in Argentina Business Center.

●
Adjusted EBITDA for the six-month period of FY 2019 was ARS 8,628 million (ARS 2,527 million from Argentina Business Center and ARS 6,101 million from Israel Business Center), decreasing by 13.1% with respect to the same period of FY 2018.

●
Adjusted EBITDA of the rental segments in Argentina grew by 6.2% compared to the same period of previous fiscal year, mainly driven by the office and hotel segments, which have income in dollars, partially offset by a decrease of 9.8% in the shopping malls segment.

●
We reached 95% occupancy in shopping centers, 90% in offices and 68.5% in our hotels´ portfolio.

●
On November 2018, we have distributed a dividend in kind with shares of IRSA Commercial Properties for the sum of ARS 1,412 million (0.0110911403208 shares IRCP/share IRSA and 0.110911403208 IRCP shares/IRSA ADR). Dividend yield 5%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 28, 2018